As filed with the Securities and Exchange Commission on February 3, 2000

                                                               File No. 70-_____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------
                       FORM U-1 APPLICATION OR DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------


                            Sierra Pacific Resources
                                 6100 Neil Road
                               Reno, Nevada 89511

               (Name of company or companies filing this statement
                   and address of principal executive offices)
                  --------------------------------------------

                                Michael R. Niggli
                               Chairman and Chief
                                Executive Officer
                            Sierra Pacific Resources
                                 6100 Neil Road
                               Reno, Nevada 89511
                                 (702) 834-3600

                   (Name and addresses of agents for service)
                  --------------------------------------------
            The Commission is requested to send copies of all notices, orders and communications in connection with this
                                 Application to:

                         Clifford (Mike) M. Naeve, Esq.
                                William C. Weeden
                    Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, N.W.
                             Washington, D.C. 20005
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ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

     A.   INTRODUCTION AND GENERAL REQUEST

          1.   GENERAL

          Sierra Pacific Resources, a Nevada corporation exempt from registration by order under Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act")("Sierra Pacific"), filed an Application/Declaration on Form U-1 (File No. 70-9____) (the "Merger U-1") with the Securities and Exchange Commission (the "Commission") under Sections 9(a)(2) and 10 seeking approvals relating to the proposed acquisition by Sierra Pacific of Portland General Electric Company, a Oregon corporation ("PGE"), under which PGE will become a wholly owned subsidiary of Sierra Pacific (the "Merger"). Sierra Pacific will register as a holding company under the Act upon the consummation of the acquisition contemplated in the Merger U-1.

          2.   GENERAL REQUEST

          This Application/Declaration seeks the authorization and approval by the Commission with respect to the provision of intra-system services following the Merger and registration of Sierra Pacific as a holding company. Specifically, Sierra Pacific requests that the Commission approve the designation of SPRSC (as defined below) as a subsidiary service company in accordance with the provisions of Rule 88 under the Act and the Services Agreement (as defined below) and find that SPRSC is so organized and will conduct its operations so as to meet the requirements of Section 13 of the Act and the Commission's rules under the Act.

     B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION

          Following the consummation of the Merger, Sierra Pacific will have three operating public utility company subsidiaries (the "Utility Subsidiaries"): Sierra Pacific Power Company ("SPPC"), a public utility company that provides retail electric service in Nevada and northeastern California, sells electric power at wholesale, distributes natural gas at retail in northwestern Nevada, and provides water service; Nevada Power Company ("Nevada Power"), a public utility company that provides retail electric service predominantly to the residents of Clark County, Nevada, provides limited service to the Federal Department of Energy (U.S. Government Test Site) in Nye County,


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Nevada, and sells electric power at wholesale; and PGE, a public utility company, which provides electric power service in northwestern Oregon and sells electric power at wholesale. A list of Sierra Pacific's other subsidiaries is set forth in the Merger U-1 and the exhibits thereto. Sierra Pacific's direct and indirect utility and non-utility subsidiaries following the Merger are referred to in this Application individually as a "Subsidiary" and collectively as "Subsidiaries."

          Sierra Pacific Resource Services Company, a subsidiary service company ("SPRSC"), will enter into a services agreement (the "Services Agreement") with each of the Subsidiaries. (A copy of the form of the Services Agreement as well as an appendix entitled "Service Company Policy and Procedures" are filed as Exhibits B-1 and B-2, respectively.) Following the Merger, SPRSC will provide the Subsidiaries with a variety of administrative, management, environmental and support services, either directly or through agreements with associate or non-associate companies, as needed. Prior to the consummation of the Merger, SPRSC will be incorporated in the State of Nevada to serve as the service company for the Sierra Pacific system.

          The authorized capital stock of SPRSC will consist of 100 shares of common stock, no par value per share. Upon consummation of the Merger, all issued and outstanding shares of SPRSC common stock will be held by Sierra Pacific.

     C.   INTRA-SYSTEM PROVISION OF SERVICES

          1.   SERVICE COMPANY

          In order to ensure adequate oversight and realize economies of scale, certain administrative and service functions for the Sierra Pacific system will be consolidated and provided through SPRSC. As a general rule, the individual system companies will maintain services that can benefit from individualized application at the company level, with SPRSC offering system-wide coordination and strategy, oversight and other services where economies can be captured by the centralization of services. In particular, it is anticipated that, subject to the requirements or limitations of state and federal law, the following classes of services may be offered by SPRSC, through departments that will be established following its formation and that may offer more than one class of services, to system companies:


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               a.   ACCOUNTING

          Accounting services will include the maintaining the books and records of Sierra Pacific and its affected affiliates, the preparation of financial and statistical reports, and tax filings, and the supervision of compliance with the applicable laws and regulations. Accounting services also include support of accounting systems.

               b.   ADMINISTRATION SUPPORT

          Administrative support encompasses mailroom, records management, graphics, and other general administrative and support activities.

               c.   COMMUNITY AND ECONOMIC DEVELOPMENT

          These services involve the provision of community support and economic development services to the service territories of the Utility Subsidiaries.

               d.   CORPORATE COMMUNICATIONS

          Corporate communications involves the preparation and dissemination of information to employees, customers, government agencies, communities and the media.

               e.   CORPORATE PLANNING

          The corporate planning services facilitate preparation of strategic plans, monitor trends, and evaluate business opportunities. They also involve facilitating process improvements and preparation of budgets and financial forecasts.

               f.   CUSTOM ACCOUNT SALES

          Custom account sales personnel provide sales services to large commercial and industrial customers of the Utility Subsidiaries.


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
               g.   CUSTOMER SERVICES

          Customer services personnel perform customer billing, perform meter services, handle customer inquiries, remittance processing and complaints, and provide related customer information services.

               h.   DESIGN ENGINEERING

          Design engineering services involve the design and monitoring of construction of electric transmission and distribution lines and substations.

               i.   BUSINESS SUPPORT SERVICES

          Business support services involve the provision of planning, benchmarking, activity tracking and budget support services to the Utility Subsidiaries.

               j.   BULK POWER TRANSPORT

          This service encompasses supervision and coordination of the electric transmission system control operations for the Utility Subsidiaries.

               k.   ENVIRONMENTAL

          Environmental services focus on establishing of policies and procedures for compliance with environmental laws and regulations, research on emerging environmental issues, and monitoring compliance with environmental requirements. Environmental services personnel also conduct oversight of environmental clean up projects.

               l.   EXECUTIVES

          Executive services encompass executive management and general administrative services.

               m.   FACILITIES AND REAL ESTATE

          Facilities and real estate services personnel operate and maintain office buildings and service centers. They procure real estate, office furniture


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and equipment, and administer real estate leases, as well as contracts to provide security, housekeeping and maintenance services for Sierra Pacific system facilities.

               n.   FINANCE AND TREASURY

          Finance and treasury services involve coordination of activities related to securities issuance, including maintaining relationships with financial institutions, cash management, investing activities and monitoring capital markets. Finance and treasury service personnel also perform financial and economic analysis and administer the insurance program.

               o.   GOVERNMENTAL AFFAIRS

          Governmental affairs personnel lobby government officials and monitor, review, and research legislation.

               p.   HUMAN RESOURCES

          Human resources services involve establishment and administration of policies and supervision of compliance with legal requirements in the areas of employment, compensation, benefits and employee health, welfare, and safety. They also include processing of payroll and employee benefit payments, and the coordination of contract negotiation and relations with labor unions.

               q.   INFORMATION SYSTEMS

          Information systems personnel plan, design, engineer, install, operate, and maintain voice and data networks.

               r.   INTERNAL AUDIT

          Internal audit personnel review internal controls and procedures to ensure assets are safeguarded and transactions are properly authorized and recorded. They also evaluate contract risks.


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
               s.   LEGAL

          Legal services personnel provide legal services related to labor and employment law, litigation, contracts, rates and regulation, environmental matters, real estate and other legal matters.

               t.   MARKETING SERVICES

          Marketing services include market load research and new product development for the Utility Subsidiaries and affiliates.

               u.   PAYMENT AND REPORTING

          Payment and reporting personnel processes payments to vendors of Sierra Pacific and its Subsidiaries and prepare statistical reports.

               v.   PURCHASED POWER AND ELECTRIC TRADING

          The purchased power and electric trading service function involves the purchase of electric power for and the provision of electric trading services to the electric generation systems of the Utility Subsidiaries, including risk management, weather risk, and contract management.

               w.   RATES AND REGULATION

          Rates and regulation services encompass the determination of revenue requirements for the Utility Subsidiaries and rates for electric, gas, and water customers. Rates and regulation services personnel coordinate regulatory compliance requirements and maintain relationships with regulatory authorities.

               x.   RESIDENTIAL AND BUSINESS SALES

          Residential and business sales personnel provide sales and support to electric residential and business customers of the Utility Subsidiaries.

               y.   RESOURCE ACQUISITION AND ANALYSIS

          These services involve management of fuels for the generation facilities of the Utility Subsidiaries. Resource acquisition and analysis


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personnel ensure compliance with price and quality provisions of fuel contracts and arrange for transportation of fuel to the desired location.

               z.   SHAREHOLDER RELATIONS

          Shareholder relations personnel provide communications to investors and the financial community. They also coordinate the transfer agent and shareholder record-keeping functions.

               aa.  SUBSTATION ENGINEERING AND SUPPORT

          This service function involves the provision of management support services to the substation engineering and support organizations of the Utility Subsidiaries.

               bb.  SUPPLY CHAIN

          Supply chain services involve functions connected with the procurement of materials, including the management of materials and supplies inventories.

               cc.  TRANSMISSION SUPPORT SERVICES

          These services involve provision of management support services to the transmission construction, maintenance, operations, and engineering and right of way organizations of the Utility Subsidiaries.

               dd.  TRANSPORTATION

          Transportation services personnel oversee the vehicle fleets of the Utility Subsidiaries.

               ee.  WHOLESALE AND BULK POWER SALES

          These services involve provision of sales and to support to electric wholesale customers of the Utility Subsidiaries.


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
               ff.  GENERATION SUPPORT SERVICES

          Generation services involve the provision of management, drafting, and engineering services for all power plants, unit commitment and maintenance scheduling, and centralized maintenance crews that serve power plants, as well as technology evaluation.

          As compensation for services, the Services Agreement will provide that the client companies "pay to SPRSC the cost of such services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards." Where more than one company is involved in or has received benefits from a service performed, the Services Agreement will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in a schedule to the Services Agreement. Thus, charges for all services provided by SPRSC to affiliated utility companies and non-utility companies will be on an "at cost" basis as determined under Rules 90 and 91 under the Act.

          No change in the organization of SPRSC, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until SPRSC shall first have given the commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify SPRSC within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until SPRSC shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          Sierra Pacific will structure the Services Agreement so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

          Rule 88 (b) provides that "(a) finding by the commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or is to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among


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them (or as permitted by [Rule 90], will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994). In this Application, Sierra Pacific has submitted substantially the same application information as would have been submitted in a Form U-13-1.

          Accordingly, it is submitted that it is appropriate to find that SPRSC will be so organized and shall be so conducted as to meet the requirements of
Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

          2.   OTHER SERVICES

          Sierra Pacific requests authorization for the Subsidiaries to enter, from time to time, into leases of office or other space with other associate companies. Any such lease will comply with the requirements of Rules 87, 90 and
91. See Central Power & Light Company, Holding Co. Act Release No. 26408 (Nov. 13, 1995).

          The Utility Subsidiaries may also provide to one another services incidental to their utility businesses such as maintenance and emergency repairs and the services of personnel with specialized expertise. These services will be provided at cost in accordance with the standards of the Act and Rules 87, 90 and 91 under the Act.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES

Estimated Legal Fees and Expenses       $ **
Estimated Miscellaneous Expenses        $ **
--------
Total                                   $ **

** To be filed by amendment.


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ITEM 3.   APPLICABLE STATUTORY PROVISIONS

          Section 13 of the Act and Rules 88, 90 and 91 are considered applicable to the proposed transactions.

          To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4.   REGULATORY APPROVALS

          SPPC is subject to the jurisdictions of the Federal Energy Regulatory Commission ("FERC"), the Nevada Public Utility Commission ("PUCN"), and the California Public Utility Commission. Nevada Power is subject to the jurisdictions of the FERC and the PUCN. PGE is subject to the jurisdictions of Oregon Public Utility Commission ("OPUC") and the FERC. Each of these commissions have enacted rules governing the transactions among the regulated utilities and affiliated companies. The PUCN has an open docket to consider a shared services agreement proposed by Sierra Pacific which predates the PGE acquisition. The Services Agreement will supplant the earlier proposed agreement in that pending docket. The Services Agreement must also be filed with the OPUC. No approval will be required in California.

          Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE

          The Applicants respectfully request that the Commission issue and publish not later than March 3, 2000, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than March 28, 2000, by which comments may be entered and a date not later than September 1, 2000, as a date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.


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          The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

     a.   EXHIBITS.


A-1  Articles of Incorporation of SPRSC**

A-2  By-Laws of SPRSC**

B-1  Form of Services Agreement between SPRSC and each Subsidiary

B-2  Service Company Policies and Procedures

F-1  Opinion of Counsel**

F-2  Past Tense Opinion of Counsel**

H-1  Proposed Form of Notice

**To be filed by amendment.


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The Transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved Second, consummation of the Transaction will not result in changes in the operations of PGE or the subsidiaries of Sierra Pacific that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.


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                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES:


By:  /s/                                Date:    /  /00
     ---------------------------               --------

Name:  _________________________

Title: _________________________


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